HOWARD M. SPINNER
DIRECTOR

LAWRENCE T. OLIVER
ASSISTANT DIRECTOR

DAVID R. EICHENLAUB
ASSISTANT DIRECIOR



COMMONWEALTH OF VIRGINIA

P. O. BOX 1197
RICHMOND. VIRGINIA 23118-1197
TELEPHONE: (804) 371-9195
FAX: (804) 371-9935

STATE CORPORATION COMMISSION
DIVISION OF ECONOMICS AND FINANCE

January 20, 2005
Case No. PUE-2005-00001

ACTION BRIEF

To: Chairman Theodore V. Morrison, Jr.
         Commissioner Mark Christie
         Commissioner Clinton Miller

From: John R. Ballsrud, Principal Financial Analyst

Subject: Application of Delmarva Power & Light Company ("Delmarva") for authority to issue up to $150 million in debt and/or preferred securities before December 31, 2006.

PROPOSAL

Delmarva requests authority to issue up to $150 million in debt and/or preferred stock securities ("Refunding Securities") on or before December 31, 2006. Delmarva intends to use the proceeds to refinance up to $100 million in first mortgage bonds prior to maturity, $20 million of medium term notes and $5.65 million of sinking fund payments, and $24.35 million of short-term debt. Delmarva has identified 4 series of existing securities that are candidates for refinancing as seen below.

Cal1ab1e First Mortgage Bonds
        $100.00 million of 7.71% First Mortgage Bonds, due 6/01/2025

Maturing Medium Term Notes
        $ 20.00 million of 6.75% medium term notes, due 10/01/2006

Maturing First Mortgage Bonds
        $ 2.709 million of 6.95% Series First Mortgage Bonds, due 6/01/2005
        $ 2.941 million of 6.95% Series First Mortgage Bonds, due 6/01/2006

        $125.65 million to total outstanding securities potentia11y being refinanced

Delmarva requests authority to issue the Refunding Securities to payoff the existing securities based on market conditions. Delmarva may choose fixed or floating interest rates based on market conditions at the time of issuance. The 7.71% first mortgage bonds become callable on 5/31/05 at 103.855, all other securities will be redeemed without any call premium.

DISCUSSION AND RECOMMENDATION

Delmarva anticipates issuing up to $150 million of Refunding Securities during the 1st quarter of 2005, but no later than December 31, 2006. Delmarva is not contemplating entering into any derivative contracts for any of these refinancings. The breakeven analysis included in the application adequately estimated the level at which the Refunding Securities could be issued with cost savings. The Refunding Securities are expected to have maturities between 9 months and forty-years. It appears that the issuance contemplated will result in lower interest costs by Delmarva. The actual savings and the effective cost rates of the Refunding Bonds will be looked at in the context of Delmarva's next rate case proceeding.

Over the past several years, Delmarva has refunded a significant portion of its existing debt securities. Through these refinancings, Delmarva has been able to significantly lower its overall cost of capital since its last rate case. Delmarva officials indicated to me that they intend to maintain Delmarva's capital structure in a way such that Delmarva's existing credit rating will at least be maintained or possibly improved over time. Delmarva was also very interested in maintaining the financial flexibility of accessing the investment balance in the Pepco Holdings Inc. Money Pool as they see fit.

Delmarva's current bond ratings from the major rating firms are:

Type of Security	Moody's	S&P
Corporate Credit Rating	Baa1	BBB+
Senior Secured Debt	A3	A-
Senior Unsecured Debt	Baa1	BBB
Short-Term Debt	P-2	A-2
Preferred Stock	Baa3	A2

Staff recommends approval of the application with reporting requirements.

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, JANUARY 20, 2005

APPLICATION OF

DELMARVA POWER & LIGHT COMPANY

CASE NO. PUE-2005-00001

For authority to issue up to $150,000,000 of debt securities and/or preferred stock

ORDER GRANTING AUTHORITY

On January 3, 2005, Delmarva Power & Light Company ("Delmarva" or "Applicant") filed an application with the State Corporation Commission ("Commission") requesting authority under Chapter 3 of Title 56 of the Code of Virginia to issue up to $150,000,000 in debt securities and/or preferred stock (the "Refunding Securities"). The Applicant requests authority to issue the Refunding Securities from time to time, before December 31, 2006. Applicant paid the requisite fee of $250.

Delmarva requests authority to issue the Refunding Securities to refinance existing securities prior to or at maturity and to refinance a portion of short-term debt. Applicant proposes to take advantage of the current low interest rates in the capital markets to lower interest and/or preferred dividend costs. Specifically, Applicant has identified $100,000,000 of 7.71% first mortgage bonds due 6/1/2025 for refinancing prior to maturity; $2,709,000 of first mortgage bonds due 6/01/2005, $2,941,200 of 6.95% first mortgage bonds due 6/01/2006, and $20,000,000 of 6.75% medium term notes due 10/01/2006 to be repaid at maturity, and to convert up to $24,350,000 of short-term debt into long-term debt. Applicant included a detailed breakeven analysis estimating the interest cost savings at current market rates in its application.

Applicant requests broad authority to issue the Refunding Securities in order to obtain the most favorable terms and conditions at the time of issuance. Applicant, therefore, proposes that the securities be sold in one or more underwritten public offerings, negotiated sales, or private placement transactions. Applicant also proposes that the maturity date(s), interest rate(s), redemption provisions, and other terms and provisions of the securities be determined under prevailing market conditions at the time of issuance.

THE COMMISSION, upon consideration of the application and having been advised by Staff, is of the opinion and finds that approval of the app1ication will not be detrimental to the public interest.

Accordingly, IT IS ORDERED THAT:

1)   Applicant is hereby authorized to issue up to $150,000,000 of a combination of secured or unsecured debt and/or preferred stock under the terms and conditions and for the purposes set forth in the application, through the period ending December 31, 2006.

2)   Applicant shall submit a preliminary Report of Action within ten (10) days after the issuance of any securities pursuant to Ordering Paragraph (1), to include the type of security, the issuance date, amount of the issue, the interest rate, and the maturity date.

3)   Within sixty (60) days after the end of each calendar quarter in which any securities are issued pursuant to Ordering Paragraph (1), Delmarva shall file with the Commission a detailed Report of Action with respect to all securities issued and sold during the calendar quarter to include:

> (a)   the issuance date, type of security, amount issued, interest rate, date of maturity, underwriters' names, underwriters' fees, other issuance expenses realized to date, and net proceeds to Applicant;

(b)   a list of any signed agreements not previously provided which were executed for the purpose of issuing any securities pursuant to Ordering Paragraph (1);

(c)   the cumulative principal amount issued under the authority granted herein and the amount remaining to be issued; and

(d)   a general statement of the purposes for which the securities were issued, and if the purpose is for the early redemption of an outstanding issue, to provide a schedule of all reacquisition losses and overall cost savings from refunding.

4)   Applicant shall file a final Report of Action on or before February 28, 2007, to include all information required in Ordering Paragraph (3) and a detailed account of all the actual expenses and fees paid to date for all securities issued under this authority, with an explanation of any variances from the estimated expenses contained in the Financing Summary attached to the application.

5)   Approval of the application shall have no implications for ratemaking purposes.

6)   This matter shall be continued, subject to the continuing review, audit, and appropriate directive of the Commission.

AN ATTESTED COPY hereof shall be sent by the Clerk of the Commission to: Randall V. Griffin, Esquire, 800 King Street, P.O. Box 231, Wilmington, Delaware 19899-0231; Jeffrey E. Snyder, Assistant Treasurer, 800 King Street, P.O. Box 231, Wilmington, Delaware 19899-0231; and to the Commission's Division of Economics and Finance.